Exhibit 12.1

OVERSEAS SHIPHOLDING GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
	Six Months Ended June 30, 2012	2011	2010	2009	2008	2007
In thousands
Earnings:
Income/(loss) from continuing operations before adjustments for minority interest in consolidated subsidiaries and federal income taxes	$(89,629)	$(197,878)	$(141,699)	$34,450	$271,182	$217,186
Add: Distributions from equity investees, net of equity in (earnings) of equity investees	(3,523)	(9,127)	7,388	18,445	(6,445)	5,110
Add: Fixed charges	83,140	163,915	149,599	131,634	145,600	146,510
Less: Interest capitalized during the period	(546)	(6,767)	(10,334)	(10,759)	(23,801)	(22,564)
Add: Amortization of capitalized interest	1,500	2,500	1,500	1,000	1,000	1,500
Total earnings	$(9,058)	$(47,357)	$6,454	$174,770	$387,536	$347,742
Fixed Charges:
Interest expense (a)	$45,094	$79,898	$67,044	$45,125	$57,449	$74,696
Less: Amounts attributable to early retirement of debt	-	-	(1,029)	-	(2,150)	-
Interest capitalized during the period	546	6,767	10,334	10,759	23,801	22,564
Interest component of rental expense	37,500	77,250	73,250	75,750	66,500	49,250
Total fixed charges	$83,140	$163,915	$149,599	$131,634	$145,600	$146,510
RATIO OF EARNINGS TO FIXED CHARGES	(b)	(c)	(d)	1.33	2.66	2.37

(a)                Interest expense includes amortization of debt expense and any discount or premium related to indebtedness.

(b)               Due to the registrant’s loss in the six months ended June 30, 2012, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $92,198 to achieve a coverage ratio of 1:1.

(c)                Due to the registrant’s loss in 2011, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $211,272 to achieve a coverage of 1:1.

(d)               Due to the registrant’s loss in 2010, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $143,145 to achieve a coverage of 1:1.